UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 000-27322

MOUNTAIN PROVINCE DIAMONDS INC.

(translation of registrant’s name into English)

161 Bay Street, Suite 1410, P.O. Box 216

Toronto, Ontario, Canada M5J 2S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

	By:	/s/ Perry Ing
Date: December 22, 2017	Name:	Perry Ing
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Material Change Report, dated December 11, 2017.

99.2	Indenture, dated December 11, 2017, among Mountain Province Diamonds Inc., as issuer, the guarantors party thereto, and Computershare Trust Company, N.A., as trustee, notes collateral agent, paying agent, transfer agent and registrar.

3